news release

November 6, 2014

Early Warning Report

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that as a result of its exercise of previously acquired private placement warrants, it has acquired direct ownership of 3,000,000 common shares (“Shares”) in Medgold Resources Corp. (“Medgold”), such shares representing 7.2% of Medgold’s outstanding common shares.  The Shares were issued at a price of $0.11 per Share, for a total purchase price of $330,000.

As a result of this transaction, Radius Gold directly owns 8,000,000 common shares of Medgold, which represents 19.1% of Medgold’s outstanding common shares.  Radius also owns warrants (the “Warrants”) to purchase an additional 2,000,000 common shares of Medgold.  Assuming the exercise of the Warrants in full, Radius would own a total of 10,000,000 common shares, which would represent 25.1% of the issued and outstanding common shares of Medgold on a partially diluted basis.  However, the Warrants have a restriction on exercise such that Radius may only exercise at any given time the number of Warrants that will not result in Radius owning 20% or more of Medgold’s outstanding common shares

The shares were acquired by Radius for investment purposes, and it may from time to time, directly or indirectly, acquire additional securities of Medgold.  The Shares were acquired by Radius in reliance on the exemption from prospectus requirements set forth in Section 2.42 of National Instrument 45-106, Prospectus and Registration Exemptions.  Radius has filed on www.sedar.com a report in accordance with NI 62-103, and a copy of the report may be obtained by contacting Radius at the address noted below.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCQB-RDUFF

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

 Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the possible increase in the Company’s investment in Medgold. Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements. Such uncertainties and factors include, among others, whether the Company will acquire additional securities in Medgold; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations regarding whether the Company will acquire additional securities in Medgold; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein. Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.